UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

NATIONAL HOLDINGS CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

636375107
(CUSIP Number)

Marshall S. Geller
St. Cloud Capital Partners, L.P.
St. Cloud Capital Partners II, L.P.
10866 Wilshire Boulevard, Suite 1450
Los Angeles, California 90024
(310) 475-2700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 12, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
(Amendment No. 6)

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON St. Cloud Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,125,090*
	8	SHARED VOTING POWER 3,125,090*
	9	SOLE DISPOSITIVE POWER 3,125,090*
	10	SHARED DISPOSITIVE POWER 3,125,090*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,125,090*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.98%**
14	TYPE OF REPORTING PERSON IV, PN
* See response to Item 5(a) and Item 5(b).
** Based on 17,276,704 shares of the Company’s Common Stock outstanding as of July 12, 2010 as reported by the Company.

SCHEDULE 13D
(Amendment No.  6)

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SCGP, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 3,125,090*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 3,125,090*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,125,090*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.98%**
14	TYPE OF REPORTING PERSON OO
* See response to Item 5(a) and Item 5(b).
** Based on 17,276,704 shares of the Company’s Common Stock outstanding as of July 12, 2010 as reported by the Company.

SCHEDULE 13D
(Amendment No. 6)

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON St. Cloud Capital, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 3,125,090*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 3,125,090*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,125,090*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.98%**
14	TYPE OF REPORTING PERSON OO
* See response to Item 5(a) and Item 5(b).
** Based on 17,276,704 shares of the Company’s Common Stock outstanding as of July 12, 2010 as reported by the Company.

SCHEDULE 13D
(Amendment No. 6)

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON St. Cloud Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,468,750*
	8	SHARED VOTING POWER 4,468,750*
	9	SOLE DISPOSITIVE POWER 4,468,750*
	10	SHARED DISPOSITIVE POWER 4,468,750*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,468,750*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.55%**
14	TYPE OF REPORTING PERSON IV, PN
* See response to Item 5(a) and Item 5(b).
** Based on 17,276,704 shares of the Company’s Common Stock outstanding as of July 12, 2010 as reported by the Company.

SCHEDULE 13D
(Amendment No.  6)

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SCGP II, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 4,468,750*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 4,468,750*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,468,750*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.55%**
14	TYPE OF REPORTING PERSON OO
* See response to Item 5(a) and Item 5(b).
** Based on 17,276,704 shares of the Company’s Common Stock outstanding as of July 12, 2010 as reported by the Company.

SCHEDULE 13D
(Amendment No. 6)

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON St. Cloud Capital II, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 4,468,750*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 4,468,750*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,468,750*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.55%**
14	TYPE OF REPORTING PERSON OO
* See response to Item 5(a) and Item 5(b).
** Based on 17,276,704 shares of the Company’s Common Stock outstanding as of July 12, 2010 as reported by the Company.

SCHEDULE 13D
(Amendment No. 6)

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marshall S. Geller
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 111,050*
	8	SHARED VOTING POWER 7,593,840*
	9	SOLE DISPOSITIVE POWER 111,050*
	10	SHARED DISPOSITIVE POWER 7,593,840*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,704,890*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.62%**
14	TYPE OF REPORTING PERSON IN
* See response to Item 5(a) and Item 5(b).
** Based on 17,276,704 shares of the Company’s Common Stock outstanding as of July 12, 2010 as reported by the Company.

SCHEDULE 13D
(Amendment No. 5)

Item 1.  Security and Issuer.

This Amendment No. 6 amends and supplements the statements on Schedule 13D, as originally filed on January 23, 2006 and amended on September 18, 2006, February 22, 2007, June 22, 2007, April 2, 2008 and June 30, 2008 (the “Schedule 13D”) relating to the common stock, par value $.02 per share (the “Common Stock”), of National Holdings Corporation, a Delaware corporation (the “Company” or the “Issuer”) and is filed with the Securities and Exchange Commission on behalf of the following persons: (i) St. Cloud Capital Partners, L.P.; (ii) SCGP, LLC; (iii) St. Cloud Capital, LLC; (iv) St. Cloud Capital Partners II, L.P.; (v) SCGP II, LLC; (vi) St. Cloud Capital II, LLC; and (vii) Marshall S. Geller. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item No. 3 of Schedule 13D is supplemented and amended by inserting the following at the end thereof:

On July 12, 2010, St. Cloud Capital Partners, L.P. (“St. Cloud Partners”) entered into that certain Securities Purchase Agreement (the “July 2010 Purchase Agreement”), by and among the Company, St. Cloud Partners and the additional purchasers named therein.  Pursuant to the July 2010 Purchase Agreement, among other things, St. Cloud Partners purchased aggregate of (i) 6,026 shares of Series C Convertible Preferred Stock (the “Series C Preferred Stock”) and (ii) a warrant to purchase 602,630 shares of Common Stock (the “Conversion Warrant”).  The Series C Preferred Stock is convertible into an aggregate of 602,630 shares of Common Stock.  The funds to purchase the above securities were obtained by converting the Company’s promissory note in the principal amount of $300,000, plus accrued interest, as described in the following paragraph.

On June 10, 2010, the Company completed a private placement of $1,700,000 of subordinated notes, of which St. Cloud Partners purchased a note in the principal amount of $300,000. This note was purchased with working capital funds of St. Cloud Partners.  In connection with this private placement, St. Cloud Capital Partners II, L.P. (“St. Cloud Partners II”) waived certain rights under its loan agreements with the Company in consideration of (i) a warrant to purchase 250,000 shares of Common Stock at an exercise price of $0.50 per share, which vested in full upon issuance, and (ii) a warrant to purchase 250,000 shares of Common Stock at an exercise price of $0.50 per share, which warrant will vest only in the event that the Company indebtedness owed to St. Cloud Capital Partners II, L.P. is prepaid prior to its stated maturity.  These warrants are referred to herein as the” June 2010 Warrants”.

On March 16, 2010, the Issuer granted to Mr. Geller a stock option to purchase 10,000 shares of Common Stock at an exercise price of $0.75 per share.  These options fully vest on September 16, 2010.

On March 17, 2009, the Issuer granted to Mr. Geller a stock option to purchase 10,000 shares of Common Stock at an exercise price of $0.70 per share.  These options fully vested on September 17, 2009.

Between July 7, 2008 and July 8, 2008, Mr. Geller made four open market purchases of Common Stock resulting in an aggregate purchase of 6,000 shares.  These shares were purchased with personal funds.

Item 4. Purpose of Transaction.

St. Cloud Partners acquired the securities referenced in Item 3 above solely for the purpose of investment.  The investment is subject to the terms of the July 2010 Purchase Agreement, the Certificate of Designations for the Series C Preferred Stock (the “Certificate of Designations”), the Certificate of Correction to the Certificate of Designations (the “Certificate of Correction”), the Conversion Warrant and the Registration Rights Agreement, dated as of July 12, 2010, by and between the Company, St. Cloud Partners and the additional purchasers named therein (the “July 2010 Registration Rights Agreement”), which are attached as exhibits to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 14, 2010, and are incorporated herein by reference.  Marshall S. Geller, a co-founder and senior manager of SCGP, the general partner of St. Cloud Partners, is a member of the Board of Directors of the Company.

The shares of Series C Preferred Stock held by the Reporting Person are initially convertible into an aggregate of 602,630 shares of Common Stock at a conversion price of $0.50 per share.  The Series C Preferred Stock has no dividend rights, votes on an as-converted basis (less one share) with the Common Stock and has a liquidation preference of $50.00 per share, which is junior in preference only to the holders of the Company’s Series A Preferred Stock. From the date of the Purchase Agreement until March 31, 2011(the “Participation Period”), the conversion price of the Series C Preferred Stock is subject to full-ratchet price protection in the event the Company issues or sells, or is deemed to have issued or sold, subject to certain standard exceptions, any shares of its Common Stock for consideration per share less than the conversion price of the Series C Preferred Stock then in effect.  In addition, the number of shares of Common Stock into which the Series C Preferred Stock is convertible is subject to adjustment to reflect subdivisions or combinations of our Common Stock such as through stock splits, dividends, distributions and similar adjustments to the Company’s capital stock.

During the Participation Period, St. Cloud Partners has a right of co-sale in the event the Company enters into a equity or equity-linked capital raising transaction with a third party in excess of $3 million.  In such an event, should such right of co-sale be accepted by St. Cloud Partners, it has the right to sell its shares of Series C Preferred Stock (the “Conversion Shares”) to such third party and receive the following consideration; (i) during the ninety day period following the date of the Purchase Agreement (the “First Period”) $0.75 per Conversion Share; (ii) during the ninety day period following the First Period (the “Second Period”) $1.00 per Conversion Share; (iii) during the ninety day period following the Second Period (the “Third Period”) $1.25 per Conversion Share; and (iv) during the period following the Third Period until the expiration of the Participation Period (the “Final Period”) $1.50 per Conversion Share.

The Conversion Warrant issued pursuant to the terms of the July 2010 Purchase Agreement is exercisable for 602,630 shares of Common Stock, at an exercise price of $0.50 per share (subject to adjustment).  The Conversion Warrant vests 33% immediately and 33% on each of the first and second anniversaries of the date of grant.  Each vested portion of the Conversion Warrant is exercisable for a 5-year period beginning on the date of vesting.  Until March 31, 2011, the exercise price of the Conversion Warrant is subject to the same full-ratchet price protection and share adjustments as the Series C Preferred Stock.  In addition, the number of shares of Common Stock subject to each Conversion Warrant is subject to adjustment to reflect subdivisions or combinations of the Company’s Common Stock such as through stock splits, dividends, distributions and similar adjustments to the Company’s capital stock.

The Reporting Persons intend to review their investment in the Company from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company’s business and prospects, (iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Persons may decide to convert and/or exercise all or a portion of the St. Cloud Warrant, the St. Cloud II Note, the St. Cloud II Warrant, the June 2008 St. Cloud II Note, the June 2008 St. Cloud Warrant, the June 2010 Warrants, the Series C Preferred Stock, and/or the Conversion Warrant and/or increase or decrease the size of their investment in the Company and/or make a proposal with respect to a recapitalization of the Company or similar transaction.

Except as described in this Schedule 13D, none of the Reporting Persons have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by adding thereto the following:

(a) According to the Company, there were 17,276,704 shares of Common Stock outstanding as of July 12, 2010.  St. Cloud Partners is the beneficial owner of 3,125,090 shares of Common Stock (including 255,000 shares of Common Stock issuable upon exercise of the St. Cloud Warrant, 62,500 shares of Common Stock issuable upon exercise of the Warrant, 200,877 shares of Common Stock issuable upon exercise of the vested portion of the Conversion Warrant and 602,630 shares of Common Stock issuable upon conversion of the Series C Preferred Stock), which represents 16.98% of the outstanding shares of Common Stock.

St. Cloud Partners II is the beneficial owner of 4,468,750 shares of Common Stock (including 1,500,000 shares of Common Stock issuable upon conversion of the St. Cloud II Note and 375,000 shares of Common Stock issuable upon exercise of the St. Cloud II Warrant, 1,875,000 shares of Common Stock issuable upon conversion of the June 2008 St. Cloud II Note and 468,750 shares of Common Stock issuable upon exercise of the June 2008 St. Cloud II Warrant, and 250,000 shares of Common Stock issuable upon exercise of the June 2010 Warrant), which represents 20.55% of the outstanding shares of Common Stock.

Marshall Geller is the direct owner of 111,050 shares of Common Stock. Such amount includes 50,000 shares issuable upon exercise of fully-vested stock options and 6,300 shares held in Mr. Geller’s IRA. Also, because Mr. Geller is a co-founder and senior manager of SCGP, the general partner of St. Cloud Partners, and the co-founder and senior manager of SCGP II, the general partner of St. Cloud Partners II, Mr. Geller may be deemed to own beneficially (i) the 2,004,083 shares of Common Stock held by St. Cloud and the 1,371,007 shares of Common Stock issuable upon exercise of the Company securities held by St. Cloud Partners, (ii) the 1,500,000 shares of Common Stock issuable upon conversion of the St. Cloud II Note and the 375,000 shares of Common Stock issuable upon the exercise of the St. Cloud II Warrant held by St. Cloud Partners II, (iii) the 1,875,000 shares of Common Stock issuable upon conversion of the June 2008 St. Cloud II Note and the 468,750 shares of Common Stock issuable upon the exercise of the June 2008 St. Cloud II Warrant held by St. Cloud Partners II, which represents 33.62% of the outstanding shares of Common Stock.

(b) St. Cloud Capital Partners, L.P. has the power to direct the vote of 3,125,090 shares of Common Stock and the power to direct the disposition of 3,125,090 shares of Common Stock, assuming conversion and exercise of all Company securities held by it.  In Mr. Geller’s capacity as a co-founder and senior manager of SCGP, Mr. Geller may be deemed to beneficially own the 3,125,090 shares of Common Stock beneficially owned by St. Cloud Partners and/or SCGP.

St. Cloud Capital Partners II, L.P. has the power to direct the vote of 4,468,750 shares of Common Stock and the power to direct the disposition of 4,468,750 shares of Common Stock, assuming conversion and exercise of all Company securities held by it.  In Mr. Geller’s capacity as a co-founder and senior manager of SCGP II, Mr. Geller may be deemed to beneficially own the 4,468,750 shares of Common Stock beneficially owned by St. Cloud Partners II and/or SCGP II.

Mr. Geller also is the direct beneficial owner of 54,750 shares of Common Stock held in his individual capacity, 6,300 shares of Common Stock held in his IRA and he holds fully-vested stock options for an additional 50,000 shares.

(c) Except as set forth in this Statement, there have been no sales or purchases with respect to the Company's securities effected during the past sixty days by any of the Reporting Persons listed in (a) above.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Purchase Agreement

In addition to the description set forth in Items 3 and 4 above, the July 2010 Purchase Agreement contains customary representations and warranties and covenants. The July 2010 Purchase Agreement is attached as an exhibit to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 14, 2010 and incorporated by reference herein.  The terms and conditions of the July 2010 Purchase Agreement, the Series C Preferred Stock and the Conversion Warrant issued thereunder, are further described in Item 4 and Item 5 above and are incorporated by reference herein.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, the Company has agreed to use its best efforts to register (i) the shares of Common Stock that are issuable upon conversion of the Series C Preferred Stock and (ii) the shares of Common Stock upon issuable upon exercise of the Conversion Warrant (collectively, “Registrable Shares”).  Subject to SEC Guidance and the rights of the St. Cloud Registrable Securities, as defined in the Registration Rights Agreement, the Company is required to prepare and file with the SEC a registration statement within 90 days following the closing of this transaction and shall use commercially reasonable efforts to have the registration statement declared effective as soon as practicable, but in any event within 180 days following the closing of this transaction.  The Registration Rights Agreement is attached as an exhibit to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 14, 2010 and incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

1
Securities Purchase Agreement, dated as of July 12, 2010, by and between the Company and the Investors signatory thereto (incorporated by reference from Exhibit 10.35 to the Company’s Current Report on Form 8-K, filed July 14, 2010).

2
Certificate of Designation of Series C Preferred Stock as filed with the Delaware Secretary of State (incorporated by reference from Exhibit 3.8 to the Company’s Current Report on Form 8-K, filed July 14, 2010).

3
Certificate of Correction to the Certificate of Designation of Series C Preferred Stock as filed with the Delaware Secretary of State (incorporated by reference from Exhibit 3.9 to the Company’s Current Report on Form 8-K, filed July 14, 2010).

4	Form of Warrant, dated July 12, 2010, issued by the Company to Investors (incorporated by reference from Exhibit 4.9 to the Company’s Current Report on Form 8-K, filed July 14, 2010).

5
Registration Rights Agreement, dated as of July 12, 2010, by and between the Company and the Investors signatory thereto (incorporated by reference from Exhibit 10.36 to the Company’s Current Report on Form 8-K, filed July 14, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2010

St. Cloud Capital Partners, L.P.	St. Cloud Capital Partners II, L.P.

By: SCGP, LLC	By: SCGP II, LLC
Its: General Partner	Its: General Partner

By: /S/ MARSHALL S. GELLER	By: /S/ MARSHALL S. GELLER
Name: Marshall S. Geller	Name: Marshall S. Geller
Title: Senior Managing Member	Title: Managing Member

SCGP, LLC	SCGP II, LLC

By: /S/ MARSHALL S. GELLER	By: /S/ MARSHALL S. GELLER
Name: Marshall S. Geller	Name: Marshall S. Geller
Title: Senior Managing Member	Title: Managing Member

St. Cloud Capital, LLC	St. Cloud Capital II, LLC

By: /S/ MARSHALL S. GELLER	By: /S/ MARSHALL S. GELLER
Name: Marshall S. Geller	Name: Marshall S. Geller
Title: Senior Managing Director	Title: Managing Director

/S/ MARSHALL S. GELLER
Marshall S. Geller